

July 13, 2012

Via E-mail
Victor Wing Cheung Koo
Chief Executive Officer
Youku Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re:  Youku Inc.**
> **Amendment No. 5 to Form F-4**
> **Filed July 13, 2012**
> **File No. 333-180913**

Dear Mr. Koo:

We have limited our review of your amended registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

"Why has Youku proposed to adopt the Voting Power Ratio Change and the Class Vote Threshold Change?" page 8

1. We note your responses to comments 1 and 3 from our letter dated July 12, 2012. Please expand your disclosure in this answer (or add a new question and answer) to clearly state that the approval of the Voting Power Ratio Change and the Class Vote Threshold Change will result in Youku's management and its affiliates having greater ownership of the company, which may impact the company's stock price and have anti-takeover effects.

Victor Wing Cheung Koo
Youku Inc.
July 13, 2012
Page 2

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director


cc:  Julie Gao, Esq.